UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

BONANZA CREEK ENERGY, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

097793 400

(CUSIP)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 097793 400

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Energy Opportunity Fund LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 418,596 shares of Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 418,596 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 418,596 shares of Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 2.0%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 097793 400

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Energy Opportunity Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 418,596 shares of Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 418,596 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 418,596 shares of Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 2.0%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 097793 400

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Capital Management, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 418,596 shares of Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 418,596 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 418,596 shares of Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 2.0%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 097793 400

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Capital Management GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 418,596 shares of Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 418,596 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 418,596 shares of Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 2.0%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 097793 400

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 418,596 shares of Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 418,596 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 418,596 shares of Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 2.0%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 097793 400

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 418,596 shares of Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 418,596 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 418,596 shares of Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 2.0%

12	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Bonanza Creek Energy, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 410 17th Street, Suite 1400 Denver, Colorado 80202

Item 2.
(a)

Name of Person Filing
This Schedule 13G is filed jointly by: (i) Apollo Energy Opportunity Fund LP (“Opportunity Fund”), (ii) Apollo Energy Opportunity Management LLC (“EO Management”), (iii) Apollo Capital Management, L.P. (“Capital Management”), (iv) Apollo Capital Management GP, LLC (“Capital Management GP”), (v) Apollo Management Holdings, L.P. (“Management Holdings”), and (vi) Apollo Management Holdings GP, LLC (“Management Holdings GP”).  The foregoing are collectively referred to herein as the “Reporting Persons.”

Opportunity Fund holds shares of the Issuer’s Common Stock.  EO Management serves as the investment manager for Opportunity Fund.  Capital Management is the sole member of EO Management.  Capital Management GP serves as the general partner of Capital Management.  Management Holdings serves as the sole member and manager of Capital Management GP, and Management Holdings GP serves as the general partner of Management Holdings.

(b)

Address of Principal Business Office or, if none, Residence
The principal address for Opportunity Fund is One Manhattanville Road, Suite 201, Purchase, New York 10577.  The principal address for each of EO Management, Capital Management, Capital Management GP, Management Holdings and Management Holdings GP is 9 West 57th Street, New York, NY 10019.

(c)

Citizenship
Opportunity Fund, Capital Management and Management Holdings are each Delaware limited partnerships. EO Management, Capital Management GP and Management Holdings GP are each Delaware limited liability companies.

	(d)	Title of Class of Securities Common Stock, par value $0.01 per share (the “Common Stock”)
	(e)	CUSIP Number 097793 400

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

Opportunity Fund	418,596
EO Management	418,596
Capital Management	418,596
Capital Management GP	418,596
Management Holdings	418,596
Management Holdings GP	418,596

The Shares of Common Stock reported as beneficially owned represent shares of Common Stock held of record by Opportunity Fund.   Each of EO Management, Capital Management, Capital Management GP, Management Holdings and Management Holdings GP, and Messrs. Leon Black, Joshua Harris and Marc Rowan, the managers, as well as executive officers, of Management Holdings GP, disclaims beneficial ownership of all shares of the Common Stock of the Issuer included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b)	Percent of class:

Opportunity Fund	2.0%
EO Management	2.0%
Capital Management	2.0%
Capital Management GP	2.0%
Management Holdings	2.0%
Management Holdings GP	2.0%

The percentage amounts are based on an aggregate of 20,543,940 shares of Common Stock outstanding as of November 5, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 0 for all Reporting Persons
	(ii)	Shared power to vote or to direct the vote:

	Opportunity Fund	418,596
	EO Management	418,596
	Capital Management	418,596
	Capital Management GP	418,596
	Management Holdings	418,596
	Management Holdings GP	418,596

(iii)	Sole power to dispose or to direct the disposition of: 0 for all Reporting Persons
(iv)	Shared power to dispose or to direct the disposition of:

Opportunity Fund	418,596
EO Management	418,596
Capital Management	418,596
Capital Management GP	418,596
Management Holdings	418,596
Management Holdings GP	418,596

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2019

APOLLO ENERGY OPPORTUNITY FUND LP

By:	Apollo Energy Opportunity Advisors LP
its general partner

By:	Apollo Energy Opportunity Advisors GP LLC
its general partner

	By:	/s/ Joseph D. Glatt
	Name:	Joseph D. Glatt
	Title:	Vice President

APOLLO ENERGY OPPORTUNITY MANAGEMENT LLC

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO CAPITAL MANAGEMENT, L.P.

By:	Apollo Capital Management GP, LLC
its general partner

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO CAPITAL MANAGEMENT GP, LLC

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC,
its general partner

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President